May 29, 2008

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3651

Attention: Robert Bartelmes

Re:	Tellabs, Inc.
File No. 0-09692
Form 10-K for the fiscal year ended December 28, 2007
And Documents Incorporated by Reference

Ladies and Gentlemen:

Tellabs, Inc. (the “Company”) hereby submits the following responses to the comments contained in the letter from Robert Bartelmes of the Staff of the Securities and Exchange Commission (the “Commission”) dated May 2, 2008 (the “Comment Letter”) with respect to the above-referenced filings.

Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter.

1. We note your response to our previous comment one. In light of your dependence upon your two key contract manufacturers, in future filings:

•	Identify the material terms of your agreements with such suppliers and the extent of your dependence upon each of them;

•	Indicate whether you could readily switch from those suppliers without a material delay or adverse impact upon your operations; and

•	Please consider specifically identifying each such supplier.

In response to the Staff’s comment, in future filings we will provide disclosure as to the nature of the Company’s relationships with its principal suppliers, the material terms of agreements with such suppliers and whether we can readily switch from such suppliers without a material delay or adverse impact on our operations. In addition, as

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 29, 2008

requested, we will also consider specifically identifying each such supplier in future filings.

2. We note your response to our previous comment three. In future filings:

•	Discuss the material terms of your agreements with each material customer (currently Verizon, AT&T and Nextel) including the typical term and termination provisions of such contracts; and

•	File any such agreements as an exhibit to the Form 10-K (See Item 101(c)(1)(vii) and Item 601(b)(10) of Regulation S-K).

In response to the Staff’s comment, in future filings we will include additional information regarding the material terms of the agreements with our principal customers, including the typical term and termination provisions.

As of April 22, 2008, the Company was party to more than ten separate and distinct contracts with these principal customers or one of their respective affiliates or business units. The Company has evaluated the materiality of each of these contracts with its principal customers and has determined that currently none of the contracts with our principal customers are required to be filed as material contracts pursuant to Items 101(c)(1)(vii) and 601(b)(10) of Regulation S-K. Consistent with past practice, as part of our disclosure process we will continue to review our contracts with our principal customers and file those which are required to be filed as material contracts pursuant to Items 101(c)(1)(vii) and 601(b)(10) of Regulation S-K.

3. We note your response to our previous comment five. Please note that such disclosure is not only required where the financial performance and individual goals “are met.” The disclosure is required whenever such goals are a material aspect of compensation, even if such compensation is not awarded because the goals are not met. See Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K. Please confirm your understanding.

We confirm our understanding and where applicable in future filings, the Company will provide appropriate disclosures with respect to those compensation decisions where financial performance and individual goals are a material aspect of compensation and material to an investor’s understanding of the compensation paid to the Company’s named executive officers regardless of whether the goals are met.

In connection with the foregoing responses, the Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 29, 2008

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing provides a complete response to the Comment Letter, but please do not hesitate to contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas P. Minichiello
Thomas P. Minichiello,
Vice President of Finance and
Chief Accounting Officer

cc:    Jessica Plowgian, Staff Attorney